Exhibit 99.8

Baan Company N.V. (in liquidation) publishes 2009 accounts and February 28, 2010 semi-annual accounts

Pursuant to Section 5:25c, 5:25d and 5:25m of the Act on financial supervision (Wet financieel toezicht) the undersigned acting in its capacity of liquidator of Baan Company N.V. (in liquidation) (the “Company”) hereby announces that (i) the financial statements of the Company for its financial years ended August 31, 2009 with the liquidator’s reports of the undersigned over this year and (ii) the semi-annual statements of the Company for the period ended February 28, 2010 have been made available. The accounts may be downloaded from the website of the Company www.invensys.com/baan.

Invensys Administratie B.V.

Baarnsche dijk 10

3741LS Baarn

For further information
Name:	Steve Devany
Title:	Head of Corporate Communications
Tel:	+44 (0) 20 3155 1301
Email: steve.devany@invensys.com
Date:	22 November 2010